UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MATERIAL INFORMATION

On May 14, 2020, ACI Airport Sudamérica, S.A. (“ACI”), a subsidiary of Corporación América Airports S.A., announced the results of its previously announced offer (the “Exchange Offer”) to exchange any and all of its outstanding 6.875% Senior Secured Guaranteed Notes due 2032 in the original aggregate principal amount of U.S.$200,000,000 (the “Existing Notes”) for newly issued 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 (the “New Notes”) and solicitation of consents to certain proposed amendments to the indenture governing the Existing Notes. As of 5:00 p.m. (New York City time) on May 14, 2020, U.S.$184,297,000 aggregate original principal amount of Existing Notes, representing approximately 92.15% of the total original principal amount of the Existing Notes, had been validly tendered for exchange and not validly withdrawn, as confirmed by the information agent for the Exchange Offer.

Exhibit 99.1 to this Form 6-K contains a copy of the press release issued by ACI in connection with the abovementioned announcement.

Exhibit

Exhibit No.	Description

99.1	Press release dated May 14, 2020, - “ACI AIRPORT SUDAMÉRICA, S.A. ANNOUNCES EXCHANGE OFFER RESULTS AS OF EARLY PARTICIPATION DEADLINE FOR ITS 6.875% SENIOR SECURED GUARANTEED NOTES DUE 2032.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Head of Legal

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer

Date: May 15, 2020